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                      [BELL, BOYD & LLOYD LLC LETTERHEAD}
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        70 West Madison Street, Suite 3100 - Chicago, Illinois 60602-4207
                        312.372.1121 - Fax 312.827.8000






KEVIN J. MCCARTHY
312.807.4341
kmccarthy@bellboyd.com



VIA EDGAR

                                  March 3, 2005



Mr. Vincent Distefano
Securities and Exchange Commission
Division of Investment Management
450 Fifth Street, N.W.
Washington, DC  20549


                            CALAMOS INVESTMENT TRUST

Dear Mr. Distefano:

         This letter responds to the comments you conveyed to me on February 18, 2005, regarding the post-effective amendment to the registration statement filed on behalf of Calamos Investment Trust (the "Trust") on form N-1A in order to register shares of a new series of the Trust, International Growth Fund (the "Fund"). For convenience, each of your comments, as we understood them, is repeated below, with responses immediately following. Where revised disclosure from the post-effective amendment is included in a response, we have marked the disclosure to show changes from the original post-effective amendment filing on December 29, 2004. Those pages of the revised post-effective amendment that reflect the changes made in response to your comments are attached, and the changes are marked with the number of the comment to which the particular revision relates. We are hoping to file a post-effective amendment to the Trust's registration statement on or before March 11, 2005, so we hope to resolve any outstanding issues as quickly as possible.

PROSPECTUS

A.       WHAT ARE THE INVESTMENT OBJECTIVES?

         1. COMMENT: On page 3, please confirm whether the analysis described in the first sentence of the fifth paragraph is the same for all securities of the Fund, including equity, debt and convertibles.










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Mr. Vincent Distefano
March 3, 2005
Page 2



                  RESPONSE: The analysis discussed in the first sentence of the fifth paragraph relates to all of the Fund's securities. To clarify, we will revise the first sentence to read as follows:

                           "When buying and selling the types of securities
                  referenced above, the investment adviser focuses on the issuer's potential for revenue and earning growth and return on capital as well as the sustainability of these factors."

B.       WHAT ARE THE PRINCIPAL RISKS OF INVESTING IN THE FUND?

         2. COMMENT: On page 4, please add a disclosure in the paragraph entitled "Foreign Securities Risk" describing the types of securities in which the Fund will invest.

                  RESPONSE: The Fund will invest primarily in foreign equity securities, but may also invest in foreign convertible securities, preferred stock, bonds, debentures and notes. We will revise the paragraph to read as follows:

                  "Foreign Securities Risk. The Fund may invest up to 100% of the Fund's net assets in securities of foreign issuers. The Fund will invest primarily in foreign equity securities, but may also invest in foreign convertible securities, preferred stock, bonds, debentures and notes. There are special risks associated with investing in foreign securities that are not typically associated with investing in U. S. companies. These risks include fluctuations in the exchange rates of foreign currencies that may affect the U.S. dollar value of a security, and the possibility of substantial price volatility as a result of political and economic instability in the foreign country. Other risks of investing in foreign securities include: less public information about issuers of securities, different securities regulation, different accounting, auditing and financial reporting standards, and less liquidity in foreign markets than in U.S.
                  markets."

         3. COMMENT: On page 4, please add a risk regarding the "growth" style of investing.

                  RESPONSE: We will add the following risk to page 4 of the prospectus to read as follows:

                  "Growth Stock Risk. The Fund intends to invest in equity securities of companies that it believes will experience relatively rapid earnings growth. Growth securities typically trade at higher multiples of current earnings than other securities. Therefore, growth securities may be more sensitive to changes in current or expected earnings than other securities. Growth securities also may be more volatile because growth companies usually invest a high portion of earnings in their business, and they may lack the dividends of value stocks that

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Mr. Vincent Distefano
March 3, 2005
Page 3



                  can lessen the decreases in stock prices in a falling market. A company may never achieve the earnings expansion the Fund anticipates."

C.       FUND FACTS--WHO MANAGES THE FUNDS?

         4. COMMENT: On page 7, please provide more detail to the description of the performance adjustment. Namely:

                      - State that the up or down adjustments to the management
                        fee are symmetrical.

                      - State whether or not there is a minimum amount by which
                        the Fund has to outperform the MSCI EAFE Growth Index (the "Index") in order to obtain the performance adjustment. In other words, explain whether the Fund has to outperform the Index by a full 1% in order for the adjustment to take effect. If there is no minimum amount by which the Fund has to outperform the Index, add a risk factor indicating that a small outperformance of the Index by the Fund may be the result of random fluctuations in the market and not necessarily the result of the portfolio managers' expertise.

                      - State whether the Fund will receive a performance fee
                        even if the Fund has a negative return yet still outperforms the Index.

                  RESPONSE: The performance adjustment is symmetrical, meaning the adjustment is made equally whether the Fund outperforms or underperforms the Index. The minimum amount by which the Fund has to outperform the Index to obtain a performance adjustment is set forth in 1% increments. Specifically, the base fee will either be decreased or increased 1/12th of 0.03% for each full 1% increment amount by which the Fund outperforms or underperforms the Index. As a result, we do not believe that risk disclosure regarding the impact that random fluctuations in the market may have on the performance fee is warranted. Lastly, the Fund will receive a performance fee if its return is negative, but it outperforms the Index. To reflect this additional detail, we will edit this section, and similar disclosures in the Statement of Additional Information, to read as follows:

                           "Subject to the overall authority of the board of
                  trustees, Calamos Advisors provides continuous investment supervision and management to the Fund under a management agreement and also furnishes office space, equipment and management personnel. The Fund pays Calamos Advisors a fee based on average daily net assets that is accrued daily and paid on a monthly basis, except for the performance fee, which will be accrued and paid on monthly basis beginning _____. The fee paid by the Fund is determined by utilizing a base fee

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Mr. Vincent Distefano
March 3, 2005
Page 4


                  and then applying a performance adjustment. The performance adjustment equally increases or decreases the management fee, on a monthly basis, by 1/12 of 0.03% of the Fund's average daily net assets for each full 1% increment amount by which the Fund outperforms or underperforms the MSCI EAFE Growth Index ("Index"), respectively. The base fee is at the annual rate of 1.00% of the first $500 million of the Fund's average daily net assets, 0.95% of the next $500 million of average daily net assets, 0.90% of the next $5 billion of average daily net assets (average daily net assets in excess of $1 billion to $6 billion), 0.88% of the next $5 billion of average daily net assets (average daily net assets in excess of $6 billion to $11 billion), 0.86% of the next $5 billion of average daily net assets (average daily net assets in excess of $11 billion to $16 billion), 0.84% of the next $5 billion of average daily net assets (average daily net assets in excess of $16 billion to $21 billion), 0.82% of the next $5 billion of average daily net assets (average daily net assets in excess of $21 billion to $26 billion) and 0.80% of average daily net assets in excess of $26 billion.

                           The performance adjustment rate is calculated by
                  comparing over the performance period the Fund's performance to that of the Index. The performance period will begin at the beginning of the first full month of operation and will eventually include 36 months. The performance adjustment will not take effect until ______.

                           The maximum annualized performance fee adjustment
                  rate is plus or minus 0.30% of the Funds average daily net assets over the performance period. The performance adjustment rate is divided by twelve and multiplied by the Fund's average daily net assets over the performance period, and the resulting dollar amount is then added to or subtracted from the base fee. Calamos Advisors may receive a positive performance adjustment even if the Fund has a negative return over a performance period if it otherwise outperforms the Index during that period."

D.       FUND FACTS--TRANSACTION INFORMATION--SHARE PRICE

         5. COMMENT: On page 13, please delete from the first sentence of the fourth paragraph the phrase "some or all of" and the word "materially".

                  RESPONSE:  We will edit the sentence to read as follows:

                  "The Fund may use fair value pricing if the value of the Fund's securities have been affected by events occurring before the Fund's pricing time but after the close of the primary markets or exchanges on which the security is traded."



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Mr. Vincent Distefano
March 3, 2005
Page 5



E.       FUND FACTS--TRANSACTION RESTRICTIONS

         6. COMMENT: On page 14, in the first sentence of the second paragraph, under the heading "Transaction Restrictions", please change the word "trading" to "purchase" on the theory that the Fund cannot prohibit a shareholder from redeeming shares.

                  RESPONSE:  We will edit the sentence to read as follows:

                  "The Fund may, in its discretion, suspend, and may permanently terminate, the purchase or exchange privileges of any investor who engages in trading activity that it believes would be disruptive to the Fund."

STATEMENT OF ADDITIONAL INFORMATION

A. COMMENT: On page 32 of the SAI, please change the heading from "Disclosure to Rating/Ranking Agencies" to "Non-Public Disclosure" and make certain that all discussion regarding non-public disclosure is covered under that heading.

         RESPONSE: We will add the heading "Non-Public Disclosure" prior to "Disclosure to Rating/Ranking Agencies" and retain the subheadings currently in place as they all relate to non-public disclosure.

B. COMMENT: On page 32 of the SAI, under the subheading entitled "Disclosure to Service Providers", state, by category of persons, who makes the determination to approve non-public disclosures not specifically covered by the Trust's portfolio holdings disclosure policy.

         RESPONSE: On page 32 of the SAI, we will add the following sentence to the end of the second paragraph under the section entitled "Disclosure to Service Providers":

         "Any such disclosure must be approved in writing by an officer of the Fund, after consultation with Calamos Advisors' Legal/Compliance Department."

C. COMMENT: On page 32 of the SAI, please state whether service providers are prohibited from trading on portfolio holdings information.

         RESPONSE: On page 32 of the SAI, we will add the following sentence to the end of the first paragraph under the section entitled "Disclosure to Service Providers":

         "The Fund's service providers have a duty to keep the Fund's nonpublic information confidential either through written contractual arrangements with the Fund or the Adviser, or by the nature of their role with respect to the Fund."



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Mr. Vincent Distefano
March 3, 2005
Page 6



D. COMMENT: On page 34 of the SAI, the third paragraph states that the Board can change the index for comparison of the performance fee. It is the Commission's view that such a change would be material and fundamental and that the Fund would have to get shareholder approval to make the change.

         RESPONSE: We will revise the third paragraph on page 34 to read as follows:

         "If the board of trustees determines that another index is appropriate for International Growth Fund, it may designate a successor index to be substituted, subject to approval by shareholders."

                                    * * * * *
         We believe that this information responds to all of your comments. Please call me to confirm the adequacy of our responses at 312/807-4341.

                                          Very truly yours,

                                          /s/ Kevin J. McCarthy
                                          -----------------------------------

                                          Kevin J. McCarthy

KJM:aap
Enclosures